FinWise Bancorp

756 East Winchester, Suite 100

Murray, Utah 84107

VIA EDGAR

November 25, 2025

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Madeleine Mateo

Re:	FinWise Bancorp

Acceleration Request

Registration Statement on Form S-3

File No.: 333-291620

Dear Ms. Mateo:

Reference is made to the Registration Statement on Form S-3 (File No.: 333-291620), initially filed by FinWise Bancorp (the “Company”) with the United States Securities and Exchange Commission on November 18, 2025 (the “Registration Statement”).

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the Company, respectfully requests that the Registration Statement be made effective at 4:00 p.m., Eastern Time, on Monday, December 1, 2025, or as soon as practicable thereafter.

Please contact Matthew E. Sadofsky of Stradley Ronon Stevens & Young, LLP at 212-812-4133 or msadofsky@stradley.com with any questions concerning this request or if you require any additional information. Please notify Mr. Sadofsky when the Registration Statement has become effective.

Sincerely,

FINWISE BANCORP

/s/ Robert Wahlman
Robert Wahlman
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Matthew E. Sadofsky, Stradley Ronon Stevens & Young, LLP

Thomas L. Hanley, Stradley, Ronon Stevens & Young, LLP

Christopher S. Connell, Stradley, Ronon, Stevens & Young LLP

Kent Landvatter, FinWise Bancorp, Chairman and Chief Executive Officer